Filed pursuant to Rule 424(b)(3)

Registration No. 333-146773

PROSPECTUS

559,284 Shares

Rainmaker Systems, Inc.

Common Stock

This prospectus relates to resales of up to 559,284 shares of our common stock. The shares of common stock are offered for the account of certain stockholders of Rainmaker Systems, Inc. (“Rainmaker”) who obtained shares in connection with our acquisition of Qinteraction Limited on July 19, 2007.

The shares of common stock to which this prospectus relates may be sold from time to time by and for the account of the Selling Stockholders named in this prospectus or in supplements to this prospectus. The Selling Stockholders may sell all or a portion of these shares from time to time in market transactions, in negotiated transactions or otherwise. See “Plan of Distribution” on page 14 for additional information on the methods of sale.

We will not receive any of the proceeds from the sale of the shares of common stock offered by the Selling Stockholders.

Our common stock is quoted on the Nasdaq Global Market under the symbol “RMKR.” On October 15, 2007, the last reported sales price of our common stock on the Nasdaq Global Market was $8.22 per share.

Investing in these securities involves risks. You should carefully review the information contained in this prospectus under the heading “ Risk Factors” beginning on page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is November 7, 2007.

You should rely only upon the information contained in, or incorporated by reference into, this document. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The common stock to which this prospectus relates is not being offered in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this document is accurate only as of the date on the front cover of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors,” that may cause our, or our industry’s, actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by such forward-looking statements.

Among the important factors which could cause actual results to differ materially from those in the forward-looking statements are general market conditions, unfavorable economic conditions, our ability to execute our business strategy, our ability to integrate acquisitions without disruption to our business, the effectiveness of our sales team and approach, our ability to target, analyze and forecast the revenue to be derived from a client and the costs associated with providing services to that client, the date during the course of a calendar year that a new client is acquired, the length of the integration cycle for new clients and the timing of revenues and costs associated therewith, our client concentration given that we are currently dependent on a few significant client relationships, potential competition in the marketplace, the ability to retain and attract employees, market acceptance of our service programs and pricing options, our ability to maintain our existing technology platform and to deploy new technology, our ability to sign new clients and control expenses, the possibility of the discontinuation or realignment of some client relationships, and the financial condition of our clients’ businesses.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We assume no obligation to update such forward-looking statements publicly for any reason even if new information becomes available in the future, except as may be required by law.

SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section as well as the information incorporated by reference into this prospectus under “Where You Can Find More Information.”

The Company

We are a leading provider of sales and marketing solutions, combining hosted application software and execution services designed to drive more revenue for our clients. We have developed an integrated solution, the Rainmaker Revenue Delivery PlatformSM, that combines proprietary, on-demand application software and advanced analytics with specialized sales and marketing execution services, which can include marketing strategy development, websites, e-commerce portal creation and hosting, both inbound and outbound e-mail, chat, direct mail and telesales services.

We were incorporated in 1991 under the laws of California and were subsequently reincorporated in 1999 under the laws of Delaware. Our principal executive offices are located at 900 East Hamilton Avenue, Suite 400, Campbell, California 95008. Our telephone number is (408) 626-3800. Our website is www.rmkr.com. The information found on our website is not incorporated into or a part of this prospectus.

Recent Developments

On July 19, 2007, the Company entered into and closed a Stock Purchase Agreement (the “Purchase Agreement”) with the shareholders of Qinteraction Limited (“Qinteraction” or “Rainmaker Asia”), a Cayman Islands company, and James F. Bere, Jr. as representative of the shareholders. Under the terms of the Purchase Agreement, in exchange for all the outstanding shares of Qinteraction, the Company issued 559,284 shares of Rainmaker common stock and paid cash consideration of approximately $7.0 million. Such shares are initially subject to a contractual prohibition of sale with shares available for sale from closing as follows: 241,890 shares will be available for public sale after 6 months, 292,226 shares will be available for public sale after one year, and 25,168 shares will be available for public sale after 15 months, subject to certain post-closing conditions and potential adjustments. In addition, the Purchase Agreement provides for 13.5% of the total consideration to be held in escrow, comprising $945,000 in cash and 75,503 shares. Two-thirds of the escrow will be available for release after 12 months and the remaining one-third after 15 months, subject to post-closing conditions, potential adjustments, and offsets. The agreement also provides for a potential additional payment at the end of twelve months, based on the achievement of certain financial milestones for the 12 month period ending June 30, 2008, ranging from no additional payment up to a maximum of $4.5 million in cash and $3.5 million in Rainmaker common stock, subject to potential offset and post-closing conditions.

The Offering

Common stock offered by Selling Stockholders	559,284 shares

Use of proceeds	We will not receive any of the proceeds from the sale of the shares of our common stock by the Selling Stockholders. See “Use of Proceeds” on page 12.

NASDAQ Global Market Symbol	RMKR

RISK FACTORS

An investment in our securities involves a high degree of risk. Prior to making a decision about investing in our securities, you should carefully consider the specific risk factors discussed below and in the sections entitled “Risk Factors” contained in any applicable prospectus supplement and our filings with the Securities Exchange Commission, or SEC, and incorporated by reference in this prospectus, together with all of the other information contained in this prospectus, any applicable prospectus supplement or incorporated by reference in this prospectus. These risks and uncertainties are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us, or that we currently view as immaterial, may also impair our business. If any of the risks or uncertainties described in our SEC filings or any prospectus supplement or any additional risks and uncertainties actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our securities could decline and you might lose all or part of your investment.

Risks Related to Our Business

Because we depend on a small number of clients for a significant portion of our revenue, the loss of a single client or any significant reduction in the volume of services we provide to any of our principal clients could result in a substantial decrease in our revenue.

During the year ended December 31, 2006, two clients, Dell and Hewlett-Packard, each accounted for more than 10% of our net revenue and collectively represented 48% of our net revenue for the year ended December 31, 2006. Our largest client, Dell, represented 38% of our net revenue for the year ended December 31, 2006. In the year ended December 31, 2005, these two clients collectively represented 47% of our net revenue with the largest individual client, Dell, accounting for 36% of our net revenue.

During the three and six months ended June 30, 2007, Dell and Hewlett-Packard collectively represented 42% and 45% of our net revenue for these respective periods, with Dell representing 29% and 32% of our net revenue for the these periods. During the three and six months ended June 30, 2006, these same two clients collectively represented 49% and 49% of our net revenue for the respective periods, with Dell representing 39% and 38% of our net revenue for these prior year periods. While the percentage of our net revenue from these two clients has been decreasing during 2007, they still represent a significant portion of our revenue and the loss of either or both of these clients would result in a substantial decrease in our revenue.

We expect that a small number of clients will continue to account for a significant portion of our net revenue for the foreseeable future. The loss of any of our principal clients would cause a significant decrease in our net revenue. In addition, our software and technology clients operate in industries that experience consolidation from time to time, which could reduce the number of our existing and potential clients. Any loss of a single significant client may have a material adverse effect on our financial position, cash flows and results of operations.

Our clients may, from time to time, restructure their businesses, which may adversely impact the revenues we generate from those clients. For example, in March 2007, Dell informed us that it was restructuring a portion of its business for which we provide contract sales services. As a result, we indicated at that time that we expected our revenue from Dell for 2007 to be flat from 2006. Any further restructuring by Dell, or any similar restructuring by one of our other clients, could reduce the volume of services we provide and further reduce our expected future revenues, which would likely have a material adverse effect on our financial position, cash flows and results of operations.

Our agreements with our clients allow for termination with short notice periods.

Our service sales agreements and our lead generation agreements generally allow our clients to terminate such agreements without cause with 90 to 180 days notice and 30 days notice, respectively. Our clients are under no obligation to renew their engagements with us when their contracts come up for renewal. In addition, our agreements with our clients are generally not exclusive.

We have strong competitors and may not be able to compete effectively against them.

Competition in our industry is intense, and such competition may increase in the future. Our competitors include providers of service contract sales and lead generation services, enterprise application software providers, providers of database marketing services, e-commerce service providers, online marketing services, and companies that offer training management systems. We also face competition from internal marketing departments of current and potential clients. Additionally, for portions of our service offering, we may face competition from outsource providers with substantial offshore facilities which may enable them to compete aggressively with similar service offerings at a substantially lower price. Many of our existing or potential competitors have greater brand recognition, longer operating histories, and significantly greater financial, technical and marketing resources, which could further impact our ability to address competitive pressures. Should competitive factors require us to increase spending for, and investment in, client acquisition and retention or for the development of new services, our expenses could increase disproportionately to our revenues. Competitive pressures may also necessitate price reductions and other actions that would likely affect our business adversely. Additionally, there can be no assurances that we will have the resources to maintain a higher level of spending to address changes in the competitive landscape. Failure to maintain or to produce revenue proportionate to any increase in expenses would have a negative impact on our financial position, cash flows and operating results.

Our revenue will decline if demand for our clients’ products and services decreases.

A significant portion of our business consists of marketing and selling our clients’ services to their customers. In addition, a significant percentage of our revenue is based on a “pay for performance” model in which our revenue is based on the amount of our clients’ services that we sell. Accordingly, if a particular client’s products and services fail to appeal to its customers for reasons beyond our control, such as preference for a competing product or service, our revenue may decline. In addition, revenue from our lead generation service offering could decline if our clients reduce their marketing efforts.

Any efforts we may make in the future to expand our service offerings may not succeed.

To date, we have focused our business on providing our service offerings to enterprises in selected vertical markets that retain our services and/or license our software in an effort to market and sell their offerings to their business customers. We may seek to expand our service offerings in the future to other markets, including other industry verticals or the business-to-consumer market. Any such effort to expand could cause us to incur significant investment costs and expenses and could ultimately not result in significant revenue growth for us. In addition, any efforts to expand could divert management resources from existing operations and require us to commit significant financial and other resources to unproven businesses.

Any acquisitions or strategic transactions in which we participate could result in dilution, unfavorable accounting charges and difficulties in successfully managing our business.

As part of our business strategy, we review from time to time acquisitions or other strategic transactions that would complement our existing business or enhance our technology capabilities. Future acquisitions or strategic transactions could result in potentially dilutive issuances of equity securities, the use of cash, large and immediate write-offs, the incurrence of debt and contingent liabilities, amortization of intangible assets or impairment of goodwill, any of which could cause our financial performance to suffer. Furthermore, acquisitions or other strategic transactions entail numerous risks and uncertainties, including:

•	difficulties assimilating the operations, personnel, technologies, products and information systems of the combined companies;

•	diversion of management’s attention;

•	risks of entering geographic and business markets in which we have no or limited prior experience; and

•	potential loss of key employees of acquired organizations.

We perform valuation analyses on all acquisitions and reassess the valuations and carrying value of goodwill and other intangible assets on our balance sheet at least annually. As of June 30, 2007, we had $8.6 million in goodwill and $5.5 million of unamortized intangibles. This reassessment has in the past resulted in adjustments in amortization schedules, and could in the future result in further adjustments, or in write-downs or write-offs of assets, which would negatively affect our financial position and operating results.

We cannot be certain that we would be able to successfully integrate any operations, personnel, technologies, products and information systems that might be acquired in the future, and our failure to do so could have a material adverse effect on our financial position, cash flows and operating results.

Our business strategy may include further expansion into foreign markets, which would require increased expenditures, and if our international operations are not successfully implemented, they may not result in increased revenue or growth of our business.

On January 25, 2007, we acquired the business of CAS Systems, which has significant operations near Montreal, Canada. On July 19, 2007, we acquired Qinteraction Limited, which operates a call center in Manila, Philippines. Our growth strategy may include further expansion into international markets. Our international expansion may require significant additional financial resources and management attention, and could have a negative effect on our financial position, cash flows and operating results. In addition, we may be exposed to associated risks and challenges, including:

•	regional and economic political conditions;

•	foreign currency fluctuations;

•	different or lesser protection of intellectual property rights;

•	longer accounts receivable collection cycles;

•	different pricing environments;

•	difficulty in staffing and managing foreign operations;

•	laws and business practices favoring local competitors; and

•	foreign government regulations.

We cannot assure you that we will be successful in creating international demand for our services and software or that we will be able to effectively sell our clients’ services in international markets.

Our success depends on our ability to successfully manage growth.

Any future growth will place additional demands on our managerial, administrative, operational and financial resources. We will need to improve our operational, financial and managerial controls and information systems and procedures and will need to train and manage our overall work force. If we are unable to manage additional growth effectively, our business will be harmed.

The length and unpredictability of the sales and integration cycles could cause delays in our revenue growth.

Selection of our services and software can entail an extended decision making process on the part of prospective clients. We often must educate our potential clients regarding the use and benefit of our services and software, which may delay the evaluation and acceptance process. For the service contract sales portion of our solution, the selling cycle can extend to approximately 9 to 12 months or longer between initial client contact and signing of an agreement. Once our services and software are selected, integration with our clients’ systems can be a lengthy process, which further impacts the timing of revenue. Because we are unable to control many of the factors that will influence our clients’ buying decisions or the integration process of our services and software, it can be difficult to forecast the growth and timing of our revenue.

We have incurred recent losses and may incur losses in the future.

Although we reported net income in the first and second quarter of 2007 and for each of the four quarters during 2006, we incurred a net loss of $5.0 million for the year ended December 31, 2005, and a net loss of $4.9 million for the year ended December 31, 2004. Our accumulated deficit through June 30, 2007 is $58.5 million. We may incur losses in the future, depending on the timing of signing of new clients, costs to initiate service for new clients, our ability to retain and expand our service to existing clients, our ability to successfully compete, our decisions to further invest in our technology or infrastructure, and our ability to continue to increase our operating efficiencies.

We may need to raise additional capital which might not be available to us on acceptable terms, if at all.

We may require additional capital for the acquisition of businesses, products or technologies that are complementary to ours, or to fund our working capital and capital expenditure requirements. To date, we have raised capital through both equity and debt financings. On April 25, 2007, we completed a follow-on public offering of our stock in which we issued an additional 3.5 million shares. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants and interest expenses that will affect our financial results. Additional funding may not be available when needed or on terms acceptable to us. If we are unable to obtain additional capital, we may be required to delay or reduce the scope of our operations.

Our quarterly operating results may fluctuate, and if we do not meet market expectations, our stock price could decline.

Our future operating results may not follow past trends in every quarter, even if they continue to improve overall. In any future quarter, our operating results may fall below the expectations of public market analysts and investors.

Factors which may cause our future operating results to be below expectations include:

•	the growth of the market for our sales and marketing solutions;

•	the demand for and acceptance of our services;

•	the demand for our clients’ products and services;

•	the length of the sales and integration cycle for our new clients;

•	our ability to expand relationships with existing clients;

•	our ability to develop and implement additional services, products and technologies;

•	the success of our direct sales force;

•	our ability to retain existing clients;

•	the costs of complying with Section 404 of the Sarbanes-Oxley Act;

•	the granting of additional stock options and/or restricted stock awards resulting in additional FAS 123R stock option expense;

•	new product and service offerings from our competitors;

•	general economic conditions;

•	regulatory compliance costs;

•	our ability to integrate acquisitions and the costs and write-downs associated with them, including the amortization of intangibles; and

•	our ability to expand our operations, including potential further international expansion.

We may experience seasonality in our sales, which could cause our quarterly operating results to fluctuate from quarter to quarter.

As we continue to grow our lead generation service offerings, we will experience seasonal fluctuations in our revenue as companies’ spending on marketing can be stronger in the second and fourth quarters than in the first and third. In addition, since our lead generation service offering has lower gross margins than our other service offerings, we may experience quarterly fluctuations in our financial performance as a result of a seasonal shift in the mix of our service offerings.

If we are unable to attract and retain highly qualified management, sales and technical personnel, the quality of our services may decline, and our ability to execute our growth strategies may be harmed.

Our success depends to a significant extent upon the contributions of our executive officers and key sales and technical personnel and our ability to attract and retain highly qualified sales, technical and managerial personnel. Competition for personnel is intense as these personnel are limited in supply. We have at times experienced difficulty in recruiting qualified personnel, and there can be no assurance that we will not experience difficulties in the future, which could limit our future growth. The loss of certain key personnel, particularly Michael Silton, our chief executive officer, and Steve Valenzuela, our chief financial officer, could seriously harm our business.

We rely heavily on our communications infrastructure, and the failure to invest in or the loss of these systems could disrupt the operation and growth of our business and result in the loss of clients or our clients’ customers.

Our success is dependent in large part on our continued investment in sophisticated computer, Internet and telecommunications systems. We have invested significantly in technology and anticipate that it will be necessary to continue to do so in the future to remain competitive. These technologies are evolving rapidly and are characterized by short product life cycles, which require us to anticipate technology developments. We may be unsuccessful in anticipating, managing, adopting and integrating technology changes on a timely basis, or we may not have the capital resources available to invest in new technologies.

Our operations could suffer from telecommunications or technology downtime, disruptions or increased costs.

In the event that one of our operations facilities has a lapse of service or damage to such facility, our clients could experience interruptions in our service as well as delays, and we might incur additional expense in arranging new facilities and services. Our disaster recovery computer hardware and systems located at our facilities in California, Texas, Canada, and the Philippines have not been tested under actual disaster conditions and may not have sufficient capacity to recover all data and services in the event of an outage occurring at one of our operations facilities. In the event of a disaster in which one of our operations facilities is irreparably damaged or destroyed, we could experience lengthy interruptions in our service. While we have not experienced extended system failures in the past, any interruptions or delays in our service, whether as a result of third party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with clients and our reputation. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could damage our brand and reputation, divert our employees’ attention, reduce our revenue, subject us to liability, cause us to issue credits or cause clients to fail to renew their contracts, any of which could adversely affect our business, financial condition and results of operations. Temporary or permanent loss of these systems could limit our ability to conduct our business and result in lost revenue.

We have made significant investments in technology systems that operate our business operations. Such assets are subject to reviews for impairment in the event they are not fully utilized.

We have made technology and system improvements and capitalized those costs while the technology was being developed. During the year ended December 31, 2006, we deployed our new customer relationship management, or CRM, system, which we had developed over an 18-month period. We invested $3.2 million in this system, which has a carrying value of $2.4 million as of June 30, 2007 as capitalized software, and is being amortized over five years. We are using it as a CRM platform for our service sales clients. If unforeseen events or circumstances prohibit us from using this system with all clients, we may be forced to impair some or all of this asset, which could result in a charge to our financial results.

Defects or errors in our software could harm our reputation, impair our ability to sell our services and result in significant costs to us.

Our software is complex and may contain undetected defects or errors. We have not suffered significant harm from any defects or errors to date, but we have from time to time found defects in our software and we may discover additional defects in the future. We may not be able to detect and correct defects or errors before releasing software. Consequently, we or our clients may discover defects or errors after our software has been implemented. We have in the past implemented, and may in the future need to implement corrections to our software to correct defects or errors. The occurrence of any defects or errors could result in:

•	our inability to execute our services on behalf of our clients;

•	delays in payment to us by customers;

•	damage to our reputation;

•	diversion of our resources;

•	legal claims, including product liability claims, against us;

•	increased service and warranty expenses or financial concessions; and

•	increased insurance costs.

Our liability insurance may not be adequate to cover all of the costs resulting from these legal claims. Moreover, we cannot assure you that our current liability insurance coverage will continue to be available on acceptable terms or that the insurer will not deny coverage as to any future claim. The successful assertion against us of one or more large claims that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business and operating results. Furthermore, even if we succeed in the litigation, we are likely to incur substantial costs and our management’s attention will be diverted from our operations.

If we are unable to safeguard our networks and clients’ data, our clients may not use our services and our business may be harmed.

Our networks may be vulnerable to unauthorized access, computer hacking, computer viruses and other security problems. An individual who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. Security measures that we adopt from time to time may be inadequate.

If we fail to adequately protect our intellectual property or face a claim of intellectual property infringement by a third party, we may lose our intellectual property rights and be liable for significant damages.

We cannot guarantee that the steps we have taken to protect our proprietary rights and information will be adequate to deter misappropriation of our intellectual property. In addition, we may not be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights. If third parties infringe or misappropriate our trade secrets, copyrights, trademarks, service marks, trade names or other proprietary information, our business could be seriously harmed. In addition, third parties may assert infringement claims against us that we violated their intellectual property rights. These claims, even if not true, could result in significant legal and other costs and may be a distraction to management. In addition, protection of intellectual property in many foreign countries is weaker and less reliable than in the U.S., so if our business further expands into foreign countries, risks associated with protecting our intellectual property will increase.

Our business may be subject to additional obligations to collect and remit sales tax and, any successful action by state, foreign or other authorities to collect additional sales tax could adversely harm our business.

We file sales tax returns in certain states within the U.S. as required by law and certain client contracts for a portion of the sales and marketing services that we provide. We do not collect sales or other similar taxes in other states and many of the states do not apply sales or similar taxes to the vast majority of the services that we provide. However, one or more states could seek to impose additional sales or use tax collection and record-keeping obligations on us. Any successful action by state, foreign or other authorities to compel us to collect and remit sales tax, either retroactively, prospectively or both, could adversely affect our results of operations and business.

Risks Related to Our Industry and Other Risks

We are subject to government regulation of direct marketing, which could restrict the operation and growth of our business.

The Federal Trade Commission’s, or FTC’s, telesales rules prohibit misrepresentations of the cost, terms, restrictions, performance or duration of products or services offered by telephone solicitation and specifically addresses other perceived telemarketing abuses in the offering of prizes. Additionally, the FTC’s rules limit the hours during which telemarketers may call consumers. The Federal Telephone Consumer Protection Act of 1991 contains other restrictions on facsimile transmissions and on telemarketers, including a prohibition on the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 contains restrictions on the content and distribution of commercial e-mail. A number of states also regulate telemarketing and some states have enacted restrictions similar to these federal laws. In addition, a number of states regulate e-mail and facsimile transmissions. State regulations of telesales, e-mail and facsimile transmissions may be more restrictive than federal laws. Any failure by us to comply with applicable statutes and regulations could result in penalties. There can be no assurance that additional federal or state legislation, or changes in regulatory implementation, or judicial interpretation of existing or future laws would not limit our activities in the future or significantly increase the cost of regulatory compliance.

The demand for sales and marketing services is highly uncertain.

Demand and acceptance of our sales and marketing services is dependent upon companies’ willingness to allow third parties to provide these services. It is possible that these solutions may never achieve broad market acceptance. If the market for our services does not grow or grows more slowly than we anticipate at any time, our business, financial condition and operating results may be materially adversely affected.

Increased government regulation of the Internet could decrease the demand for our services and increase our cost of doing business.

The increasing popularity and use of the Internet and online services may lead to the adoption of new laws and regulations in the U.S. or elsewhere covering issues such as online privacy, copyright and trademark, sales taxes and fair business practices or which require qualification to do business as a foreign corporation in certain jurisdictions. Increased government regulation, or the application of existing laws to online activities, could inhibit Internet growth. A number of government authorities are increasingly focusing on online personal data privacy and security issues and the use of personal information. Our business could be adversely affected if new regulations regarding the use of personal information are introduced or if government authorities choose to investigate our privacy practices. In addition, the European Union has adopted directives addressing data privacy that may limit the collection and use of some information regarding Internet users. Such directives may limit our ability to target our clients’ customers or collect and use information. A decline in the growth of the Internet could decrease demand for our services and increase our cost of doing business and otherwise harm our business.

Failure by us to achieve and maintain effective internal control over financial reporting in accordance with the rules of the SEC could harm our business and operating results and/or result in a loss of investor confidence in our financial reports, which could in turn have a material adverse effect on our business and stock price.

Based on current SEC rules, we will be required to comply by December 31, 2007 with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We are in the process of documenting our internal controls systems to allow management to evaluate and report on, and our independent auditors to audit, our internal controls over financial reporting. Once the documentation is complete, we will be performing the system and process evaluation and testing (and any necessary remediation) required to comply. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. We are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to materially affect internal controls over financial reporting. A “material weakness” is a deficiency or combination of deficiencies that results in a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our consolidated financial statements, and our stock price may be adversely affected as a result. If we fail to remedy any material weakness, our consolidated financial statements may be inaccurate, we may face restricted access to the capital markets and our stock price may be adversely affected.

Changes in the accounting treatment of stock options will adversely affect our reported results of operations.

In December 2004, the Financial Accounting Standards Board, or FASB, announced its decision to require companies to expense employee stock options. The pro forma disclosure that the FASB previously permitted will no longer be an alternative to the financial statement recognition of the expense. We adopted the new accounting pronouncement, Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, beginning on January 1, 2006. This change in accounting practices may adversely affect our fiscal 2007 reported results of operations due to future changes to various assumptions used to determine the fair value of awards issued or the amount and type of equity awards granted, but will have no impact on cash flows.

Terrorist acts and acts of war may harm our business and revenue, costs and expenses, and financial position.

Terrorist acts or acts of war may cause damage to our employees, facilities, clients, our clients’ customers, and vendors, which could significantly impact our revenues, costs and expenses, financial position and results of operations. The potential for future terrorist attacks, the national and international responses to terrorist attacks or perceived threats to national security, and other acts of war or hostility have created many economic and political uncertainties that could adversely affect our business and results of operations in ways that cannot be presently predicted. We are predominantly uninsured for losses and interruptions caused by terrorist acts and acts of war.

Risks Associated with Our Stock

Our charter documents and Delaware law contain anti-takeover provisions that could deter takeover attempts, even if a transaction would be beneficial to our stockholders.

Our certificate of incorporation and bylaws and certain provisions of Delaware law may make it more difficult for a third party to acquire us, even though an acquisition might be beneficial to our stockholders. For example, our certificate of incorporation provides our board of directors the authority, without stockholder action, to issue up to 5,000,000 shares of preferred stock in one or more series. Our board determines when we will issue preferred stock, and the rights, preferences and privileges of any preferred stock. Our certificate of incorporation also provides for a classified board, with each board member serving a staggered three-year term. When our common stock was listed on the Nasdaq Capital Market, we were subject to various restrictions under California law that prohibited us from having a classified board. Now that our common stock is listed on the Nasdaq Global Market, we are no longer subject to those restrictions. Accordingly, we implemented a classified board at our 2007 annual meeting of our stockholders. In addition, our bylaws establish an advance notice procedure for stockholder proposals and for nominating candidates for election as directors. Delaware law also contains provisions that can affect the ability of a third party to take over a company. For example, we are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, unless certain conditions are met. Section 203 may discourage, delay or prevent an acquisition of our company even at a price our stockholders may find attractive.

Our common stock price may be volatile.

During the year ended December 31, 2006 and through September 30, 2007, the price for our common stock has fluctuated between $2.41 per share and $11.21 per share. The trading price of our common stock may continue to fluctuate widely due to:

•	quarter to quarter variations in results of operations;

•	loss of a major client;

•	announcements of technological innovations by us or our competitors;

•	changes in, or our failure to meet, the expectations of securities analysts;

•	new products or services offered by us or our competitors;

•	changes in market valuations of similar companies;

•	announcements of strategic relationships or acquisitions by us or our competitors;

•	other events or factors that may be beyond our control; or

•	dilution resulting from the raising of additional capital.

In addition, the securities markets in general have experienced extreme price and trading volume volatility in the past. The trading prices of securities of companies in our industry have fluctuated broadly, often for reasons unrelated to the operating performance of the specific companies. These general market and industry factors may adversely affect the trading price of our common stock, regardless of our actual operating performance.

Our stock price is volatile, and we could face securities class action litigation. In the past, following periods of volatility in the market price of their stock, many companies have been the subjects of securities class action litigation. If we were sued in a securities class action, it could result in substantial costs and a diversion of management’s attention and resources and could cause our stock price to fall.

We may have difficulty obtaining director and officer liability insurance in acceptable amounts for acceptable rates.

We cannot assure that we will be able to obtain in the future sufficient director and officer liability insurance coverage at acceptable rates and with acceptable deductibles and other limitations. Failure to obtain such insurance could materially harm our financial condition in the event that we are required to defend against and resolve any future securities class actions or other claims made against us or our management. Further, the inability to obtain such insurance in adequate amounts may impair our future ability to retain and recruit qualified officers and directors.

If we fail to meet the Nasdaq Global Market listing requirements, our common stock will be delisted.

Trading of our common stock moved from the Nasdaq Capital Market to the Nasdaq Global Market on January 8, 2007. The Nasdaq Global Market listing requirements are more onerous than the listing requirements for the Nasdaq Capital Market. If we experience losses from our operations, are unable to raise additional funds or our stock price does not meet minimum standards, we may not be able to maintain the standards for continued listing on the Nasdaq Global Market, which include, among other things, that our common stock maintain a minimum closing bid price of at least $1.00 per share (subject to applicable grace and cure periods). If, as a result of the application of such listing requirements, our common stock is delisted from the Nasdaq Global Market, our stock would become harder to buy and sell. Consequently, if we were removed from the Nasdaq Global Market, the ability or willingness of broker-dealers to sell or make a market in our common stock might decline. As a result, the ability to resell shares of our common stock could be adversely affected.

Our directors, executive officers and their affiliates own a significant percentage of our common stock and can significantly influence all matters requiring stockholder approval.

As of September 30, 2007, our directors, executive officers and entities affiliated with them together beneficially control approximately 10.2% of our outstanding shares. As a result, these stockholders, acting together, may have the ability to disproportionately influence all matters requiring stockholder approval, including the election of all directors, and any merger, consolidation or sale of all or substantially all of our assets. Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company, which, in turn, could depress the market price of our common stock.

Shares eligible for sale in the future could negatively affect our stock price.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock or the perception that these sales could occur. This might also make it more difficult for us to raise funds through the issuance of securities. As of September 30, 2007, we had 19,788,323 outstanding shares of common stock. As of September 30, 2007, there were an aggregate of 2,634,903 shares of common stock issuable upon exercise of outstanding stock options and warrants, including 1,541,285 shares of common stock issuable upon exercise of options outstanding under our option plan and 1,093,618 shares of common stock issuable upon exercise of the outstanding warrants issued to the investors in our private placement transactions completed on February 7, 2006, June 15, 2005 and February 20, 2004. As of September 30, 2007, we also have a total of 630,130 shares issued pursuant to restricted stock awards granted to certain employees. These restricted shares will become available for public sales subject to the respective employees continued employment with the company over vesting periods of not more than four years. We may issue and/or register additional shares, options, or warrants in the future in connection with acquisitions, compensation or otherwise. In addition, 304,737 shares of common stock issued in connection with our acquisition of ViewCentral became available for sale upon the lapse of contractual lock-ups on September 15, 2007. In addition, 145,493 shares of common stock issued in connection with our acquisition of ViewCentral were released from escrow restrictions on September 15, 2007.

On April 25, 2007, we completed a follow-on public offering of our common stock in which we issued 3,500,000 additional shares.

On July 19, 2007, we completed a Stock Purchase Agreement with the shareholders of Qinteraction Limited. Under the terms of the Purchase Agreement, the Company issued 559,284 shares of its common stock, representing approximately $4.8 million in Rainmaker common stock based upon the five-day average closing stock price before and after July 23, 2007, the date on which the transaction was announced. Such shares are initially subject to a contractual prohibition of sale with shares available for sale from closing as follows: 241,890 shares will be available for public sale after 6 months, 292,226 shares will be available for public sale after one year, and 25,168 shares will be available for public sale after 15 months, subject to certain post-closing conditions and potential adjustments.

USE OF PROCEEDS

The Selling Stockholders will receive all proceeds from the sale of the shares of common stock offered by this prospectus. We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus.

SELLING STOCKHOLDERS

We are registering the shares to permit the Selling Stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from the Selling Stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. The following table sets forth:

•	the name of each Selling Stockholder,

•

the number and percent of shares of our common stock that each Selling Stockholder beneficially owned prior to the offering for resale of the shares under this prospectus, including warrants to purchase common stock and options to purchase common stock that are exercisable within 60 days of the date of this prospectus,

•	the number of shares of our common stock that may be offered for resale for the account of each Selling Stockholder under this prospectus, and

•

the number and percent of shares of our common stock to be beneficially owned by each Selling Stockholder after the offering of the resale shares (assuming all of the offered resale shares are sold by each Selling Stockholder).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each Selling Stockholder may offer under this prospectus. Except for the contractual prohibition of sale included in the Purchase Agreement, we do not know how long each Selling Stockholder will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with the stockholders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by each Selling Stockholder listed below.

This table is prepared solely based on information supplied to us by the listed Selling Stockholder, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares. The applicable percentages of beneficial ownership are based on an aggregate of 19,788,323 shares of our common stock issued and outstanding on September 30, 2007, adjusted as may be required by rules promulgated by the SEC.

Selling Stockholder	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
S&S Enterprises Limited (1)	128,668	*	128,668	0	0
Dataflow Co., Ltd.	116,884	*	116,884	0	0
Rumina, Inc.	46,907	*	46,907	0	0
Alta Resources Corporation	35,308	*	35,308	0	0
David V. Smith	22,595	*	22,595	0	0
Robert S. Keitel	18,283	*	18,283	0	0
Lyle E. & Mary Morris	18,283	*	18,283	0	0
Maven International Limited	18,149	*	18,149	0	0
Charles W. & Joanne L. Dull	17,752	*	17,752	0	0
Jeffrey N. Davis	15,374	*	15,374	0	0
Ernest C. & Edwina Leung	14,972	*	14,972	0	0
James N. & Sheila Vince	9,709	*	9,709	0	0
Sean T. Long	8,702	*	8,702	0	0
Nelson C. Leung	8,311	*	8,311	0	0
Jeffrey S. & Elizabeth A. Kelly	8,043	*	8,043	0	0
Dr. David H. Olson	6,672	*	6,672	0	0
Melissa Mowbray-d’Arbela	6,001	*	6,001	0	0
Lee D. Henning	5,979	*	5,979	0	0
Johnson & Erlinda Leung	4,927	*	4,927	0	0
Roberto A. Cheng	3,322	*	3,322	0	0
Master Eagle Holdings Limited	3,322	*	3,322	0	0
William S. M. Green & Lauren A. Cooper	2,578	*	2,578	0	0
Jennifer R. Hirschl	2,371	*	2,371	0	0
Keith Sparks	2,176	*	2,176	0	0
Roger Thomson Tyler Orion TTEE Thomson-Orion Family Trust	2,176	*	2,176	0	0
R. L. Bernardo & Associates, Inc.	2,176	*	2,176	0	0
Francis L. & Regina L. Nepomuceno	2,176	*	2,176	0	0
Ma. Corazon T. Mapa	2,176	*	2,176	0	0
Cesar E.A. & Phylita Joy G. Virata	2,176	*	2,176	0	0
Elizabeth J. Alunan	2,176	*	2,176	0	0
James V. Williamson	2,142	*	2,142	0	0
Annie Reyes Pineda	2,081	*	2,081	0	0
David Charles Richmond	1,661	*	1,661	0	0
Morris Yang	1,661	*	1,661	0	0
Roberto C. Ching	1,661	*	1,661	0	0
Stephen Hen-I Liang	1,661	*	1,661	0	0
J. M. Groves & Y. M. Leung	1,661	*	1,661	0	0
Anthony Peter Moody	1,661	*	1,661	0	0
Eastgate Overseas Holdings Limited	1,661	*	1,661	0	0
James Lewis Ward	1,661	*	1,661	0	0
Helen Villegas Rivera	1,281	*	1,281	0	0
John W. Campbell	861	*	861	0	0
Anthony R. & Marilou U. Grandidge	666	*	666	0	0
Benedicto L. Villenueva	621	*	621	0	0

*	Less than 1%.
(1)	Mike Smith, Managing Director of Rainmaker Asia, has sole investment and voting power with respect to the shares owned by S&S Enterprises Limited.

Relationships of Selling Stockholders to the Company

Mike Smith, S&S Enterprises Limited, is Managing Director of Rainmaker Asia.

Jeffrey N. Davis is Vice President of Finance of Rainmaker Asia.

Helen Villegas Rivera is Director of Finance of Rainmaker Asia.

None of the other selling stockholders has held any position or office with Rainmaker and does not have any material relationship with Rainmaker or any of its affiliates.

PLAN OF DISTRIBUTION

We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus.

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	An exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the SEC;

•	broker dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the Selling Stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

Upon the Company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledge intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the Selling Stockholder and/or the purchasers. Each Selling Stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of common stock made prior to the date on which this Registration Statement shall have been declared effective by the SEC. If a Selling Stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Securities Exchange Act of 1934, or the Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the common stock. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. If the Selling Stockholders use this prospectus for any sale of the common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements and schedule incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings are available to the public over the Internet at the SEC’s website at www.sec.gov. Copies of the reports, proxy and information statements and other information may also be examined without charge at the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room.

We also make available free of charge through our website at www.rmkr.com our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with or furnish it to the SEC. The information contained on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We will provide you with a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus at no cost to you upon written or oral request to:

Rainmaker Systems, Inc.

900 East Hamilton Avenue, Suite 400

Campbell, CA 95008

Attention: Steve Valenzuela

Chief Financial Officer

Telephone: (408) 626-3800

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important business, financial and other information to you in this prospectus by referring you to the documents publicly filed with the SEC containing this information. The information incorporated by reference is deemed to be a part of this prospectus. We incorporate by reference into this registration statement and prospectus our documents listed below and any documents we file subsequently with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until the transactions contemplated by this prospectus are completed (which filed documents do not include any portion thereof not deemed to be “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that Section):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on February 26, 2007;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, filed with the SEC on May 14, 2007 and August 7, 2007, respectively;

•

Our Current Reports on Form 8-K, filed with the SEC on January 31, 2007, February 5, 2007, March 26, 2007, April 5, 2007, April 23, 2007, April 26, 2007, May 17, 2007, July 24, 2007, August 16, 2007, September 13, 2007, September 20, 2007, and October 9, 2007, and Current Report on Form 8-K/A filed with the SEC on October 4, 2007; and

•

The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on November 9, 1999, including any amendments or reports filed for the purposes of updating this description.

The reports and other documents that we file after the date of this prospectus will update, supplement and supersede the information in this prospectus. All documents that we file after the date of this prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed incorporated by reference into this prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.